                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.....)*


                        INLAND ENTERTAINMENT CORPORATION
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)


                                    457349108
                                 (CUSIP Number)


                           John F. Della Grotta, Esq.
                      Paul, Hastings, Janofsky & Walker LLP
                        695 Town Center Drive, 17th Floor
                          Costa Mesa, California 92626
                                 (714) 668-6210

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 27, 1998
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     1 of 7

                                  SCHEDULE 13D


CUSIP No. 457349108                                        Page  1  of  1  Pages

   1    Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

        Richard T. Harrison
---------------------------------------------------------------------------------------------------
   2    Check the Appropriate Box If a Member of a Group (See Instructions)

                 (a) ______________________________________________________________________________

                 (b) ______________________________________________________________________________
---------------------------------------------------------------------------------------------------
   3    SEC Use Only ______________________________________________________________________________
---------------------------------------------------------------------------------------------------
   4    Source of Funds (See Instructions)

        OO
---------------------------------------------------------------------------------------------------
   5    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _______

        ___________________________________________________________________________________________
---------------------------------------------------------------------------------------------------
   6    Citizenship or Place of Organization

        USA
---------------------------------------------------------------------------------------------------
   Number of       7     Sole Voting Power
Shares Beneficially
 Owned by Each           750,000 Shares
Reporting Person   --------------------------------------------------------------------------------
      With         8     Shared Voting Power

                          -0-
                   --------------------------------------------------------------------------------
                   9     Sole Dispositive Power

                         750,000 Shares
                   --------------------------------------------------------------------------------
                   10    Shared Dispositive Power

                          -0-
---------------------------------------------------------------------------------------------------

  11     Aggregate Amount Beneficially Owned by Each Reporting Person

         750,000 Shares
---------------------------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _____

---------------------------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)

         Approximately 15.96 % (Based on 4,699,186 shares of the Issuer's common stock reported by the Issuer's Transfer Agent as outstanding as of
         August 27, 1998.)
---------------------------------------------------------------------------------------------------
  14     Type of Reporting Person (See Instructions)

         IN
---------------------------------------------------------------------------------------------------

                                     2 of 7

           This statement on Schedule 13D (this "Statement") is filed by Richard
T. Harrison (the "reporting person") to report his ownership interest in Inland Entertainment Corporation, a Utah Corporation.


ITEM 1.   SECURITY AND ISSUER.

           (a) The name of the issuer of securities is Inland Entertainment Corporation, a Utah Corporation (the "Issuer"). The address of the Issuer's principal executive offices is 16868 Via Del Campo Court, Suite 200, San Diego, California 92127.

           (b) The class of equity securities to which this Statement relates is common stock, par value $.001 per share ("Inland Common").


ITEM 2.   IDENTITY AND BACKGROUND.

           (a)    Name of person filing: Richard T. Harrison.

           (b) Business address: 11555 Sorrento Valley Road, Suite F, San Diego, California 92121.

           (c) Principal occupation and principal business address: The reporting person is the President and Chief Operating Officer of Cyberworks, Inc., a California corporation and wholly-owned subsidiary of the Issuer ("Cyberworks"). Cyberworks' principal office is located at 11555 Sorrento Valley Road, Suite F, San Diego, California 92121. The reporting person also is a member of the Board of Directors of the Issuer.

           (d) Five year history re: criminal proceedings: During the last five years, the reporting person has not been convicted in a criminal proceeding.

           (e) Five year history re: civil proceedings: During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which subjected the reporting person to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           (f)    Citizenship: The reporting person is a United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

           The reporting person, formerly the sole shareholder of Cyberworks, acquired his shares of Inland Common in exchange for the shares he held in Cyberworks pursuant to an Agreement and Plan of Reorganization dated as of August 25, 1998 by and among the Issuer, Inland Acquisition Corporation ("Acquisition Corp."), Cyberworks and the reporting person (the "Reorganization Agreement"). On August 27, 1998, the effective date of the merger, Acquisition Corp. merged with and into Cyberworks in a reverse triangular merger, the result of which was that Cyberworks became a wholly-owned subsidiary of the Issuer (the "Merger"). Pursuant to the Reorganization Agreement, the reporting person received 750,000 shares of Inland Common and $500,000 in cash. For purposes of the Merger transaction, the fair market value of a share of the Issuer's common stock ($4.08 per share) was established pursuant to a formula set forth in the Agreement.


ITEM 4.   PURPOSE OF TRANSACTION.

           The shares of Inland Common were acquired for investment in connection with the Merger described in Item 3 above. The shares were not acquired for the purpose of and do not, to the best of the reporting person's

                                     3 of 7
knowledge, have the effect of changing or influencing the control of the Issuer and were not acquired in connection with, or as a participant in, any transaction having such purpose or effect.

           As an executive officer of a subsidiary of the Issuer and as a director of the Issuer, the reporting person is eligible to receive stock options pursuant to the Issuer's 1995 Stock Option Plan, as amended. The reporting person has not been granted options under such Plan as of the date hereof.

           Except to the extent set forth above in this Item 4, the reporting person has no present plans or proposals which relate to or would result in any of the following (although the reporting person reserves the right to develop such plans or proposals): (a) the acquisition by any person of securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer's business or corporate structure;
(g) changes in the Issuer's Articles of Incorporation, Bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of Inland's common stock to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (jix) any action similar to any of those enumerated in clauses
(a) - (i) above.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           (a)(i) Amount beneficially owned: 750,000 shares (See Note (1) on the attached Addendum).

           (a)(ii) Percent of class: 15.96%

           (b) Number of shares as to which such person has:

                  (i) Sole power to vote or direct the vote -- 750,000 (See Note (1) on the attached Addendum);

                  (ii)    Shares power to vote or direct the vote -- N/A;

                  (iii) Sole power to dispose or to direct the disposition of -- 750,000 (See Note (1) on the attached Addendum); and

                  (iv) Shared power to dispose or to direct the disposition of -- N/A.

           (c) Transactions effected in the Issuer's securities within the past 60 days: The Merger transaction described in Item 3 of this Schedule.

           (d) Other persons having the right to receive or the power to direct the receipt of dividends -- None.

           (e) Date ceased to be a beneficial owner of more than 5% of the class of securities: N/A.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Other than customary testamentary provisions, no such contracts or arrangements exist.


                                     4 of 7

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          a. Agreement and Plan of Reorganization dated as of August 25, 1998 by and among Inland Entertainment Corporation, Inland Acquisition Corporation, Cyberworks, Inc. and Richard T. Harrison.

          b. Agreement of Merger dated as of August 27, 1998 by and between Inland Acquisition Corporation and Cyberworks, Inc.

          c. Articles of Merger dated as of August 27, 1998 by and between Inland Acquisition Corporation and Cyberworks, Inc.


                                     5 of 7

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           Dated: September 3, 1998


                                           /S/ RICHARD T. HARRISON
                                           -------------------------------------
                                           Richard T. Harrison




                                     6 of 7

                    ISSUER: INLAND ENTERTAINMENT CORPORATION
                      REPORTING PERSON: RICHARD T. HARRISON




Note to Schedule 13D
--------------------

           (1) All shares are subject to applicable community property laws.



                                     7 of 7

                               INDEX TO EXHIBITS

Exhibit
Number                        Description of Exhibit
------                        ----------------------
  2.01         Agreement and Plan of Reorganization dated as of August 25,
               1998 by and among Inland Entertainment Corporation, Inland
               Acquisition Corporation, Cyberworks, Inc. and Richard T.
               Harrison.

  2.02 Agreement of Merger dated as of August 27, 1998 by and between Inland Acquisition Corporation and Cyberworks, Inc.

  2.03 Articles of Merger dated as of August 27, 1998 by and between Inland Acquisition Corporation and Cyberworks, Inc.